JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III BRUCE H. BOKOR JOHN R. BONNER, SR.* GUY M. BURNS JONATHAN S. COLEMAN MICHAEL T. CRONIN ELIZABETH J. DANIELS BECKY FERRELL-ANTON COLLEEN M. FLYNN RINAT HADAS	MARION HALE SCOTT C. ILGENFRITZ FRANK R. JAKES TIMOTHY A. JOHNSON, JR. SHARON E. KRICK ROGER A. LARSON ANGELINA E. LIM MICHAEL G. LITTLE CHIH-PIN LU* MICHAEL C. MARKHAM	ZACHARY D. MESSA A. R. “CHARLIE” NEAL TROY J. PERDUE BRETON H. PERMESLY F. WALLACE POPE, JR. ROBERT V. POTTER, JR. AUDREY B. RAUCHWAY JENNIFER A. REH DARRYL R. RICHARDS PETER A. RIVELLINI	DENNIS G. RUPPEL* CHARLES A. SAMARKOS JOAN M. VECCHIOLI STEVEN H. WEINBERGER JOSEPH J. WEISSMAN STEVEN A. WILLIAMSON *OF COUNSEL

PLEASE REPLY TO CLEARWATER

FILE NO. 41629.111581

April 23, 2006

VIA FACSIMILE/EDGAR FILING

Ms. Jessica Barberich

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VillageEDOCS
Form 10-KSB/A for Fiscal Year Ended March 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005

Form 8-K filed on March 29, 2006

File No. 000-31395

Dear Ms. Barberich:

This letter is written in response to the staff’s comment letters dated April 6 and April 13, 2006 and our subsequent telephone conversations. The numbers set forth below correspond to the numbers of the staff’s comments set forth on page 2 of the staff’s comment letter, dated April 13, 2006.

1.         It is my understanding that VillageEDOCS will be amending the subject Form 10-KSB for fiscal year ended December 31, 2004 and Forms 10-QSB for fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in response to the staff’s comment letter on or before April 30, 2006.

2.         The amended form 8-K/A was filed on April 19, 2006 in response to the staff’s comment letter dated April 6, 2006.

3.         The Company analyzed the change in control and minimum equity financing provisions of its debt instruments and noted that such would not be clearly and closely related to the debt instrument and therefore are subject to evaluation

CLEARWATER OFFICE 911 CHESTNUT ST. POST OFFICE BOX 1368 (ZIP 33757-1368) CLEARWATER, FLORIDA 33756-5643 TELEPHONE: (727) 461-1818 TELECOPIER: (727) 441-8617	TAMPA OFFICE 403 EAST MADISON STREET SUITE 400 POST OFFICE BOX 1100 (ZIP 33601-1100) TAMPA, FLORIDA 33602 TELEPHONE: (813) 225-2500 TELECOPIER: (813) 223-7118

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Ms. Jessica Barberich

Staff Accountant

U.S. Securities and Exchange Commission

April 23, 2006

under SFAS 133. Based on the Company’s evaluation, including the related assessment of likelihood of such occurring at each reporting period, it was determined that the related derivatives have insignificant value.

I sincerely hope that upon reviewing the above responses to the staff’s remaining comments and that upon reviewing the amendments referenced in comment 1, the staff will be satisfied with the company’s responses.

As always, I appreciate the staff’s assistance and response in this matter.

Very truly yours,

/s/ Michael T. Cronin

Michael T. Cronin

cc:	Mason Conner Michael Richard